November 4, 2005
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Security Greenville Federal Financial Corporation
Registration Statement on Form SB-2
REGISTRATION NUMBER 333-126035
To Whom It May Concern:
     Keefe, Bruyette & Woods, Inc., in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, hereby joins Greenville Federal Financial Corporation in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 P.M., Eastern Time, on November 8, 2005, or as soon thereafter as may be practicable.
Very truly yours,
Keefe, Bruyette & Woods, Inc.